DLA Piper LLP (US)
401 Congress Avenue, Suite 2500
Austin, Texas 78701-3799
www.dlapiper.com

John J. Gilluly III, P.C.
john.gilluly@dlapiper.com
T	512.457.7090
F	512.721.2290

February 10, 2014	CONFIDENTIAL TREATMENT REQUESTED
BY PAYLOCITY HOLDING CORPORATION

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

VIA EDGAR & OVERNIGHT MAIL

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Attention:            Barbara C. Jacobs, Assistant Director

Ji Kim, Attorney-Advisor

Mark P. Shuman, Branch Chief — Legal

Laura Veator, Staff Accountant

Stephen Krikorian, Accounting Branch Chief

Re: Paylocity Holding Corporation

Registration Statement on Form S-1

File No. 333-193661

Ladies and Gentlemen:

Per our response letter dated January 30, 2014 on behalf of Paylocity Holding Corporation (the “Company”) in response to the comment letter dated January 24, 2014 (the “Staff Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”), please find below the Company’s proposed key metric disclosure in response to comment no. 6 in the Staff Letter.  Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.  This letter restates comment no. 6 from the Staff Letter and sets forth below the restated comment, the Company’s response and its proposed form of additional disclosure of its key metrics.

6. We note your response to prior comment 21.  However, the following statements suggest that the number of client employees is material to an understanding of your business due to the linkage between your revenue stream and the number of employees of your customers:

•                  on page 1, you state that in estimating your target market, you focus your analysis on the number of U.S. medium-sized organizations and the number of their employees;

•                  on page 1, the estimate of your target addressable market is based on the target client expenditure per employee;

•                  on page 10, the number of client employees is listed as a factor that could impact quarterly fluctuations; and

•                  on page 12, you state that revenue is derived in significant part based on the number of employees.

Although client employee counts may fluctuate for reasons beyond your control, and the scope of goods and services provided to different employees may vary significantly, it appears fluctuations in the employees of your client base are informative regarding your business and financial results and are linked to revenue levels, in particular.  Please disclose the number of client employees, as previously requested.  You may wish to provide further breakdowns of the numbers of client employees who received different categories of services from you.  Please address the potential limitations of these metrics, such as those highlighted in your response.

Response:  The Company respectfully advises the Staff that the Company’s revenue both from any particular client and from its clients in general relate to the number of employees to the extent the Company provides its clients with services in respect of such employees.  The Company does not believe that the number of employees on its solutions is a good indicator of changes in the Company’s financial and operating results, and, as a result, does not monitor or manage its business based on the total number of employees.  The Company has enhanced its disclosure related to its average number of employees per customer and has modified such disclosure on pages 44, 47 and 72 of the Registration Statement to clarify the range of such average over time.  The Company has also added disclosure on page 47 of the Registration Statement to explain the average employees per customer or employee counts as measures of financial results. The Company respectfully advises the Staff that the Company has further considered its key metrics and intends to include an additional key metric on page 46 of the Registration Statement, which the Company believes will provide investors with informative measures about the Company.  The proposed new metric disclosure is set forth below.

Recurring Fees From New Clients

We calculate recurring fees from new clients as the percentage of year-to-date recurring fees from all clients on our solutions which had not been on our solutions for a full year as of the start of the current fiscal year.  We believe recurring fees from new clients is an important metric to measure the expansion of our existing client base as well as the growth in our client base.  For the first six months of fiscal 2013 and fiscal 2014, our recurring fees from new clients was [***]% for both periods.  Our recurring fees from new clients for fiscal 2013 was [***]%.

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We and the Company appreciate your attention to the review of this proposed additional disclosure.  The Company will ensure that the supplemental information provided to you in this letter is filed via EDGAR prior to the effectiveness of the Registration Statement.  Please do not hesitate to contact me at (512) 457-7090 if you have any questions regarding this letter.

Very truly yours,

DLA Piper LLP (US)

/s/ John J. Gilluly III, P.C.

John J. Gilluly III, P.C.
Partner

cc:	Steven R. Beauchamp (Paylocity Holding Corporation)
Peter J. McGrail (Paylocity Holding Corporation)
Christopher J. Austin (Goodwin Procter LLP)